10% PER ANNUM, JUNIOR SUBORDINATED $310,000 CONVERTIBLE NOTE

FOR VALUE RECEIVED, Propanc Biopharma, Inc., a Delaware corporation (the “Maker” of this note) with at least 3,000,000 common shares issued and outstanding, issues this note and promises to pay to Regal Consulting, a limited liability company organized under the laws of the state of Delaware, or its Assignees (the “Holder”) the Principal Sum along with the interest and any other fees according to the terms herein. This note will become effective upon execution by both parties (the “Effective Date”). The Maker and Holder are parties to that certain Consulting Agreement, dated as of May 16, 2017 (the “Agreement”) and this note is being issued pursuant to the Agreement. Capitalized terms not defined herein have the meaning given to them in the Agreement.

The principal sum is $310,000 (Two Hundred and Twenty Thousand Dollars) (the “Principal Sum”). The note shall bear simple interest of 10% per year accruing from the Effective Date.

The Holder, for itself and its successors and assigns, agrees that this note, and the payment of amounts due hereunder, are junior to and subordinate in all respects to the existing debt of the Maker pursuant to that certain 5% Original Issue Discount Senior Secured Convertible Debenture with an original issue date of October 28, 2015 (the “2015 Debenture”), and the 5% Original Issue Discount Senior Secured Convertible Debenture with an original issue date of September 13, 2016 (the “2016 Debenture”), in each case issued by the Maker to Delafield Investments Limited (“Delafield”), as amended, modified, supplemented, restated, refinanced or replaced from time to time. Notwithstanding anything to contrary in the Consulting Agreement with Holder or this note, no payment pursuant to this note will occur until such time as the 2015 Debenture and 2016 Debenture have been fully repaid. Any delay in the payment hereunder as a result of this subordination will not trigger any right to rescind, penalty or event of default hereunder.

MATURITY:

The maturity date is two years from the Effective Date (the “Maturity Date”) and is the date upon which the Principal Sum of this Note, as well as any unpaid interest and other fees, shall be due and payable.

CONVERSION:

The conversion price shall be the lesser of $1.50 or 65% of the three lowest trades in the 10 trading days prior to the conversion (the “Conversion Price”).

Unless otherwise agreed in writing by both parties, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Maker’s common stock outstanding.

The Maker may not make further payments on this Note prior to the Maturity Date without written approval from the Holder.

The Holder has the right, at any time six months after the Effective Date, at its election, to convert all or part of the outstanding and unpaid Principal Sum and accrued interest into shares of fully paid and non-assessable shares of common stock of the Maker as per this conversion formula: Number of shares receivable upon conversion equals the amount of the then outstanding an unpaid Principal Sum plus accrued and unpaid interest divided by the Conversion Price.

Conversion notices are to be delivered to the Maker and Transfer Agent by method of the Holder’s choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. The Maker shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto.

The Maker shall deliver the shares from any conversion to the Holder (in any name directed by the Holder) within 3 (three) business days of conversion notice delivery.

If the Maker fails to deliver shares in accordance with the timeframe stated above, the Holder, at any time prior to selling all of those shares, may rescind any portion, in whole or in part, of that particular conversion attributable to the unsold shares and have the rescinded conversion amount returned to the Principal Sum with the rescinded conversion shares returned to the Maker (under the Holder’s and the Maker’s expectations that any returned conversion amounts will tack back to the original date of the Note). In addition, for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $2,000 per day will be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty will be added to the Principal Sum of the Note (under the Holder’s and the Maker’s expectations that any penalty amounts will tack back to the original date of the Note).

LEAKOUT:

The Holder agrees that at any time it holds, whether directly or indirectly, any shares of Common Stock it receives upon conversion of this note that it will not dispose of or otherwise transfer, directly or indirectly, (including without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) on any trading day shares of Common Stock in an amount more than 10% of the daily trading volume of the Common Stock as reported by Bloomberg, LP. Upon request by Maker, Holder agrees to provide Maker with all trade confirmation reports it receives from its broker-dealers.

RESERVATION OF SHARES:

At all times during which this Note is convertible, the Maker will reserve from its authorized and unissued Common Stock to provide for the issuance of Common Stock upon the full conversion of this Note. The Maker will at all times reserve at least 2,000,000 shares of Common Stock for conversion.

DEFAULT:

The following are events of default under this Note: (i) the Maker shall fail to pay any principal under the Note when due and payable (or payable by conversion) thereunder; or (ii) the Maker shall fail to pay any interest or any other amount under the Note when due and payable (or payable by conversion) thereunder; or (iii) a receiver, trustee or other similar official shall be appointed over the Maker or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; or (iv) the Maker shall become insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; or (v) the Maker shall make a general assignment for the benefit of creditors; or (vi) the Maker shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding with respect to a bankruptcy or similar event shall be commenced or filed against the Maker.

REMEDIES:

In the event of any default, the outstanding Principal Sum of this Note, plus accrued but unpaid interest, fees and other amounts owing, in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash at the Mandatory Default Amount. The Mandatory Default Amount means the outstanding Principal Sum plus all accrued and unpaid interest, fees and other amounts hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either demanded or paid in full, whichever has a lower Conversion Price, multiplied by the volume weighted average price (the “VWAP”) on the date the Mandatory Default Amount is either demanded or paid in full, whichever has a higher VWAP. Commencing five (5) days after the occurrence of any event of default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. In connection with such acceleration described herein, the Holder need not provide, and the Maker hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the note until such time, if any, as the Holder receives full payment pursuant hereto. No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon. Nothing herein shall limit the Holder’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Maker’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the Note as required pursuant to the terms hereof.

NO SHORTING:

The Holder agrees that so long as this Note from the Maker to the Holder remains outstanding, the Holder will not enter into or effect “short sales” of the Common Stock or hedging transaction which establishes a net short position with respect to the Common Stock of the Maker. The Maker acknowledges and agrees that upon delivery of a conversion notice by the Holder, the Holder immediately owns the shares of Common Stock described in the conversion notice and any sale of those shares issuable under such conversion notice would not be considered short sales.

ASSIGNABILITY:

The Maker may not assign this Note. This Note will be binding upon the Maker and its successors and will inure to the benefit of the Holder and its successors and assigns and may be assigned by the Holder to anyone without the Maker’s approval.

GOVERNING LAW.

This Note will be governed by, and construed and enforced in accordance with, the laws of the state of New York, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state of New York. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

DELIVERY OF PROCESS BY THE MAKER TO THE HOLDER:

In the event of any action or proceeding by the HOLDER against the MAKER, and only by the HOLDER against the MAKER, service of copies of summons and/or complaint and/or any other process which may be served in any such action or proceeding may be made by the Holder via U.S. Mail, overnight delivery service such as FedEx or UPS, email, fax, or process server, or by mailing or otherwise delivering a copy of such process to the MAKER at its last known attorney as set forth in its most recent SEC filing.

ATTORNEY FEES:

If any attorney is employed by either party with regard to any legal or equitable action, arbitration or other proceeding brought by such party for enforcement of this Note or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Note, the prevailing party will be entitled to recover from the other party reasonable attorneys’ fees and other costs and expenses incurred, in addition to any other relief to which the prevailing party may be entitled.

OPINION OF COUNSEL:

In the event that an opinion of counsel is needed for any matter related to this Note, the Holder has the right to have any such opinion provided by Maker’s counsel at the cost of the Maker.

NOTICES:

Any notice required or permitted hereunder (including Conversion Notices) must be in writing and either personally served, sent by facsimile or email transmission, or sent by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery, all costs prepaid.

MAKER:

Signature:	/s/ James Nathanielsz

Name:	James Nathanielsz

Date:	August 10, 2017

Company & Position:	Propanc Biopharma, Inc. CEO

HOLDER:

Signature:	/s/ Parker Mitchell

Name:	Parker Mitchell

Date:	August 5, 2017

Company & Position:	Regal Consulting LLC, Manager

May 16th, 2017

1.	Corporate Stock Transfer, Inc.